04010072

Morgan

The Morgan Crucible Company plc

Morgan House, Madeira Walk,
Windsor, Berkshire SL4 1EP
Telephone: 01753 837000
Telefax: 01753 850872
DX No. 3824
www.morgancrucible.com

19th February 2004

SEC MAIL RECEIVED PROCESSING
FEB 23 2004
WASH. D.C. 155 SECTION

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

SUPPL

Re: The Morgan Crucible Company plc – File No. 82-3387

Ladies and Gentlemen:

The enclosed material is furnished pursuant to Rule 12g3-2(b) on behalf of The Morgan Crucible Company plc (the 'Company'), File No.82-3387.

Such material shall not be deemed to be 'filed' with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended (the 'Act').

The furnishing of any such material shall not constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,

PROCESSED
FEB 25 2004
THOMSON FINANCIAL

David Coker
Company Secretary

Enclosure

RNS
communicate

Full Text Announcement

Other Announcements from this Company

ISSUER	FILE NO.
The Morgan Crucible Company plc	82-3387

Company	Morgan Crucible Co PLC
TIDM	MGCR
Headline	Final Results
Released	07:00 19 Feb 2004
Number	5940V

RNS Number:5940V
Morgan Crucible Co PLC
19 February 2004

19 February 2004

PRELIMINARY RESULTS FOR THE YEAR TO 4 JANUARY 2004

		2003	2002
		-----	-----
Group Turnover	£m	849.6	880.3
Operating Profit*	£m	42.6	34.1
Underlying PBT**	£m	26.9	21.3
Net Debt	£m	249.3	251.6
Underlying EPS***	pence	9.6p	5.0p

* Defined as statutory operating loss of £32.2 million (2002: loss £30.9million) before goodwill amortisation of £7.5 million (2002: £7.7 million) and operating exceptional charges of £67.3 million (2002: £57.3 million). This measure of earnings is shown because the Directors consider that it gives a better indication of underlying performance.
** Defined as statutory loss before tax of £78.0 million (2002: loss £58.7 million) before goodwill amortisation of £7.5 million (2002: £7.7 million) and corporate and operating exceptional charges of £97.4 million (2002: £72.3 million).
*** Basic underlying loss per share of 30.5p (2002: 23.2p) loss adjusted to exclude the after tax impact of corporate and operating exceptional items of 40.1p (2002: 28.2p).

- Total turnover £849.6 million (2002: £880.3 million), equivalent to £844.8 million at constant exchange rates
- Operating profit from continuing operations before goodwill amortisation and operating exceptional charges up 38.8% to £41.5 million (2002: £29.9 million)
- Underlying EPS before goodwill amortisation and operating exceptional charges of 9.6 pence (2002: 5.0 pence)
- Net debt reduced to £249.3 million (2002: £251.6 million)
- First half working capital outflow reversed, resulting in net inflow of £1.2 million
- Operating exceptional costs of £67.3 million in the year - £60.8 million arising from restructuring initiatives and £6.5 million from anti-trust and other legal costs
- Restructuring programme announced in February 2002 on track and nearing completion
- Restructuring initiatives from the strategic review as outlined in September 2003 made good progress in the second half of the year at a cost of approximately £21 million
- £54 million Rights Issue announced separately today to fund a profit improvement programme aimed at cost savings and profit improvement opportunities of up to £50 million per annum by end of 2006

Commenting on the results, Chief Executive Officer, Warren Knowlton said:

that our restructuring initiatives are already having on Group performance. While our markets overall have stabilised, the timing of a recovery remains uncertain. We are therefore not relying on a market upturn to improve future trading performance but instead are vigorously implementing our programme of cost reduction and profit improvement to drive future profitability and cash flow generation. As a result, the Board is confident in the Group's financial and trading prospects for the current financial year."

Enquiries

Warren Knowlton, Chief Executive Officer	01753 837 302
Nigel Young, Finance Director	01753 837 306
Rupert Younger/Charlotte Hepburne-Scott, Finsbury	020 7251 3801

Overview

Our markets overall stabilised during 2003 with demand in Europe steady, America weak, and Asia, the smallest of our three geographical markets, growing strongly. We did not rely on a market upturn to improve Morgan Crucible's performance during the year, but instead focused upon simplifying our businesses, optimising our product mix and reducing costs in real terms in order to drive profitability and cash flow. The timing of a recovery remains uncertain and we will continue with this strategy in 2004.

Restructuring and Disposals

The restructuring programme announced in February 2002 is on track and nearing completion. All the cash costs and operating exceptional charges for that programme are included in the Group's financial statements for 2002 and 2003.

An intensive and detailed strategic review of the Group's activities was conducted during the first half of 2003 that identified further significant opportunities to reduce cost and enhance performance. In September 2003, we announced that the anticipated costs of pursuing those opportunities would be between £55 million and £70 million and that the annualised benefits would be between £35 million and £50 million by mid 2006.

During the second half of 2003, we pressed forward with the initial restructuring actions identified by the 2003 strategic review. Some of the benefits arising from actions initiated in the second half were achieved in 2003 but the majority will be realised in 2004. Approximately £21 million was spent during the period in respect of the strategic plan and its initial actions and further specific actions are planned for 2004.

The Group also disposed of a number of non-core activities during the year. These included six soft coatings operations in the USA, a superconductor operation in Germany and our graflon polymer rings and packing business. The total gross consideration from these disposals was £38.4 million. We also continued our programme of disposals of land and buildings made surplus as a result of the restructuring actions. The gross proceeds from disposals of these surplus sites was £6.7 million although one of these disposals, for a gross cash consideration of £5.1 million, will not be received until the end of 2004.

We remain committed to the disposal of businesses that fail to meet the required performance criteria. However, the timing of such disposals is uncertain.

Net Debt

Net debt at the end of the period was £249.3 million compared with £251.6 million last year. Net proceeds from corporate and property disposals of £34.8 million were more than offset by the redemption in July of £28.0 million of preference shares and the cash spent on restructuring of £36.8 million. The balance sheet gearing increased during the year from 71.8 per cent. to 95.7 per cent.

Financial Review

Group turnover for the year was £849.6 million (2002: £880.3 million), equivalent to £844.8 million at constant exchange rates. Operating profit on a continuing business basis before goodwill and exceptional costs was £41.5 million (2002:£29.9 million) resulting in an operating margin on this basis of 5.0 per cent. (2002: 3.6 per cent.). Group operating profit at constant exchange rates was approximately £1 million greater.

Operating exceptional costs in the year were £67.3 million (2002: £57.3 million). This charge includes £15.2 million relating to non-cash asset write-offs, £40.6 million in respect of cash spent in 2003 and £11.5 million for an increase in provisions made for 2004 expenditure. The charge includes both £60.8 million (2002: £45.0 million) of costs for the Group's restructuring programmes and £6.5 million (2002: £12.3 million) of legal and associated costs in respect of various anti trust matters.

Goodwill authorisation was slightly lower than a year earlier at £7.5 million (2002: £7.7 million) reflecting the impact of the corporate disposals made during the year.

Corporate exceptional charges were £30.1 million (2002: £15.0 million) and include principally losses on the disposal of the Superconductor business, the six US Soft Coatings operations and the Graflon business, together with the net loss on disposal of surplus properties. The loss from corporate disposals includes goodwill previously written off of £24.2 million.

Net finance charges increased to £15.7 million (2002: £12.8 million) reflecting the impact of the more costly long term bank and private placement facilities negotiated in the first quarter of the year, and the redemption of the preference shares in July.

Taxation for the year showed a net credit of £2.4 million (2002: a net credit £0.5 million). The effective rate before all exceptional items, release of tax provisions and goodwill amortisation was 23 per cent. (2002: 30 per cent.).

Underlying earnings per share for the period before goodwill amortisation and operating exceptional charges were 9.6 pence (2002: 5.0 pence).

Net cash inflow from operating activities was £45.3 million (2002: £75.2 million). The cash outflow from operating exceptional items was £40.6 million. As expected, the second half saw a complete reversal of the working capital outflow that occurred in the first half year, resulting in a net inflow of £1.2 million (2002: £18.7 million).

Free cash outflow after net capital expenditure was £8.8 million (2002: £5.1 million inflow). Capital expenditure was 0.79 times the depreciation charge in 2003 compared with 0.75 times in the previous year.

Pensions

The Group operates a number of pension schemes throughout the world with the largest of these schemes being in the UK, Germany and the US. The majority of these schemes are of a funded defined benefit type.

Provisions included in the Group's balance sheet at the year end for unfunded schemes increased by £7 million to £94 million; £5.9 million of this increase arose from foreign exchange translation.

During the year, the Group's total net deficit for funded, defined benefit schemes under Financial Reporting Standard No 17, which compares the market value of a funded pension scheme's asset with an actuarial valuation of its future pension liabilities, showed a significant reduction compared with 2002. The amount of the net deficit (after taking provisions for unfunded schemes into account) fell by £38.8 million (from £82 million) to £43.2 million.

The Group operates two defined benefit schemes in the UK that are actuarially valued biennially. At the time of its last valuation in April 2002, the larger

of the two schemes met the minimum funding requirement. The results of an actuarial valuation of the second smaller scheme as at April 2003 showed that the minimum funding requirement had not been met. As a result, the contribution rates for both employer and employee were increased. The future impact of this change on the Group's annual pension charge is some £0.3 million per annum.

Dividends

In view of the current conditions in certain of our markets and the need to invest in the cost reduction programme, the Board has decided not to recommend a dividend. Once the Group is achieving a level of sustained profitability and cash generation, the Board will consider resuming the payment of dividends at a level that would then reflect the Group's financial performance and prospects.

Operating Review

In the operating review all references to operating profit are stated before goodwill authorisation and operating exceptionals. Turnover and operating profits are shown on a continuing basis.

Carbon

As a result of the strategic restructuring actions announced in September 2003, the Industrial and Rail Traction business within Electrical Carbon and the Mechanical Carbon business, which includes speciality carbons, are being amalgamated. The Auto and Consumer Electrical Carbon business is managed separately.

Electrical Carbon

Sales were £186.0 million (2002: £199.9 million) with an operating profit of £13.4 million (2002: £14.6 million).

The industrial and rail traction activity within Electrical Carbon suffered during the year from poor market conditions in Europe and the US. Efforts to leverage the business' strong market position and sales channels continued and led to successful growth initiatives in complementary areas such as diagnostic products and services.

In the Auto and Consumer business, demand from the North American market was weak, Asia grew strongly and Europe was flat. Success in securing new automotive contracts continued throughout the year as the automotive part of the business pursued its strategic transformation from being exclusively a components supplier of brushes, commutators and magnets to being increasingly a provider of energy conversion systems.

Engineered Carbon

Sales were £78.4 million (2002: £74.6 million) with an operating profit of £6.2 million (2002: £2.5 million).

The sales and operating profit of engineered carbon increased by 5.1 per cent. and 148.0 per cent. respectively, led by strong demand for silicon carbide body armour and aircraft protection for the US market. The balance of the business stabilised but continues to be effected by poor demand from OEM customers. Restructuring actions to enhance profitability continued during the year. These included the closure of the engineered carbon facility at Gosport, England and the transfer of production to the main UK carbon facility in South Wales.

Magnetics

Sales were £172.1 million (2002: £163.5 million) with an operating profit of £3.3 million (2002: loss £4.3 million). This significant improvement was achieved as a result of both on-going restructuring and the growing sales of certain magnetic products including those used in earth linkage breakers, watt hour meters and retail security tags. The restructuring actions included the

transfer of production activity from the higher cost German site to newly constructed production space built within Magnetics' existing facility in Slovakia.

They also included the closure, in the last quarter of the year, of Magnetics' US and Malaysian facilities that were involved in the production of permanent magnets for the highly competitive computer disc drive market.

Technical Ceramics

As a result of the strategic restructuring actions announced in September 2003, the amalgamation of Morgan Crucible's Electrical and Advanced Ceramics businesses is underway.

Sales were £132.5 million (2002: £135.7 million) with an operating profit of £1.4 million (2002: £3.2 million). During the year, the business continued to experience weak demand in the telecommunications, aerospace and semiconductor markets although the medical and healthcare markets continued to be strong. Market conditions facing the electro ceramic part of Technical Ceramics, which accounts for some 20 per cent. of the total, were in line with the previous year but as yet show no sign of recovery. However, electro ceramics has begun to supply components to a major disc drive manufacturer that will allow an enhanced level of data to be stored on a computer disc. Restructuring initiatives to increase efficiency and reduce costs also continued during the year.

Insulating Ceramics

Sales were £258.3 million (2002: £256.8 million) with an operating profit of £17.2 million (2002: £13.9 million). Sales were ahead of the prior year led by growing demand in Asia although overall they were held back by weaker demand in Europe, in particular Germany. The Asian growth was dominated by iron and steel, ceramic and petrochemical demand. The performance also reflects the strong pipeline of on-going restructuring actions, many of which will benefit 2004. During the year, we also began to supply fibre to certain new automotive applications which could offer potential opportunities for future growth.

Current Trading and Prospects

The Group's geographical markets, taken overall, stabilised in 2003. The timing of a recovery remains uncertain: the Board expects demand for the Group's products in Europe and America to remain steady in 2004. In Asia, the smallest of Morgan Crucible's three geographical markets, demand continues to grow strongly.

Current trading is in line with the Board's expectations. Morgan Crucible is not relying on a market upturn to improve its future trading performance: instead, the Group intends to implement its programme of cost reduction and profit improvement vigorously to drive future profitability and cashflow generation. As a result, the Board is confident in the financial and trading prospects of the Group for the current financial year.

Warren D Knowlton

Group Chief Executive

CONSOLIDATED PROFIT AND LOSS STATEMENT FOR THE YEAR ENDED 4 JANUARY 2004

	Note	2003 Total £m	2002 Restated* Total £m
		----	----
Turnover			
Continuing operations		827.3	830.5
Discontinued operations		22.3	49.8

	Note	2003	2002
Group turnover	1	849.6	880.3
Other operating income		3.3	3.7
		852.9	884.0
Operating profit before goodwill amortisation and operating exceptionals			
Continuing operations		41.5	29.9
Discontinued operations		1.1	4.2
		42.6	34.1
Operating exceptionals	2	(67.3)	(57.3)
Operating (loss) before goodwill amortisation		(24.7)	(23.2)
Goodwill amortisation		(7.5)	(7.7)
Operating (loss)			
Continuing operations		(32.8)	(34.2)
Discontinued operations		0.6	3.3
Group operating (loss)	1	(32.2)	(30.9)
Corporate exceptional items			
Discontinued operations			
-Loss on sale of businesses		(21.3)	(8.6)
Continuing operations			
-Disposal of fixed assets		(2.3)	(3.4)
-Loss on partial disposal of businesses		(6.5)	(3.0)
	3	(30.1)	(15.0)
(Loss) on ordinary activities before interest and taxation		(62.3)	(45.9)
Net finance charges and similar items		(15.7)	(12.8)
(Loss) on ordinary activities before taxation		(78.0)	(58.7)
Taxation credit (including exceptional tax credit of £4.4 million (2002: £6.9 million))	4	2.4	0.5
(Loss) on ordinary activities after taxation		(75.6)	(58.2)
Equity minority interest		(1.4)	(1.2)
Net (loss) attributable to The Morgan Crucible Company plc		(77.0)	(59.4)
Preference dividends on non-equity shares	5	(1.2)	(2.1)
Retained (loss) for the year		(78.2)	(61.5)

(Loss)/earnings per share (Note 6)

	2003 Before goodwill amortisation	2003 After goodwill amortisation	2002 Before goodwill amortisation	2002 After goodwill amortisation
- underlying	9.6p	6.4p	5.0p	1.7p
- basic	(30.5p)	(33.7p)	(23.2p)	(26.5p)
- diluted		(33.7p)		(26.5p)
- underlying diluted		6.3p		1.7p

* Restated comparatives for the results of operations discontinued in the year.

CONSOLIDATED AND COMPANY BALANCE SHEET AS AT 4 JANUARY 2004

	The Group 2003 £m	The Group 2002 £m	The Company 2003 £m	The Company 2002 £m
Fixed assets				
Intangible assets - goodwill	112.2	130.5	-	-
Tangible assets	386.3	433.6	1.7	1.7
Investment in subsidiary undertakings	-	-	811.8	908.5
Investment in associated undertakings	-	1.2	-	-
Other investments	6.3	6.0	1.6	1.2
	504.8	571.3	815.1	911.4
Current assets				
Stocks	131.5	156.6	-	-
Debtors				
- due within one year	178.2	188.2	44.6	29.1
- due after one year	28.5	22.9	7.5	8.2
Total debtors	206.7	211.1	52.1	37.3
Cash at bank and in hand	57.9	60.5	17.2	17.1
	396.1	428.2	69.3	54.4
Creditors - amounts falling due within one year	253.1	331.5	39.7	115.1
Net current assets/(liabilities)	143.0	96.7	29.6	(60.7)
Total assets less current liabilities	647.8	668.0	844.7	850.7
Creditors - amounts falling due after more than one year				
Amounts payable to subsidiary undertakings	-	-	231.9	218.6
Borrowings	230.6	178.6	166.0	142.5
Grants for capital expenditure	0.6	0.8	-	-
	231.2	179.4	397.9	361.1
Provisions for liabilities and charges	156.1	138.2	8.3	8.8
	387.3	317.6	406.2	369.9
NET ASSETS	260.5	350.4	438.5	480.8
Capital and reserves				
Equity shareholders' funds				
Called up share capital	58.0	58.0	58.0	58.0
Share premium account	44.4	44.4	44.4	44.4
Revaluation reserve	3.7	7.4	-	-
Merger reserve	-	-	91.6	91.6
Other reserves	1.4	1.4	-	-
Special reserve	6.0	-	41.7	41.7
Profit and loss account	134.4	198.6	200.5	214.8
	247.9	309.8	436.2	450.5
Non-equity shareholders' funds				
Called up share capital	2.3	30.3	2.3	30.3
	250.2	340.1	438.5	480.8
Minority interest				

Equity	10.2	10.2	-	-
Non-equity	0.1	0.1	-	-
	10.3	10.3	-	-
CAPITAL EMPLOYED	260.5	350.4	438.5	480.8

CONSOLIDATED CASH FLOW STATEMENT FOR THE YEAR ENDED 4 JANUARY 2004

	Note		2003		2002
		£m	£m	£m	£m
Net cash inflow from operating activities	(a)		45.3		75.2
Returns on investments and servicing of finance					
Interest received		2.3		2.7	
Interest paid		(15.8)		(16.1)	
Preference dividends paid		(2.3)		(2.1)	
Net cash (outflow) from returns on investments and servicing of finance			(15.8)		(15.5)
Taxation			(6.0)		(10.8)
Capital expenditure and financial investments					
Purchase of tangible fixed assets		(34.3)		(35.0)	
Other proceeds on sale of tangible fixed assets		2.0		8.4	
Purchase of investments		(0.6)		(5.8)	
Disposal of investments		0.9		20.8	
Net cash (outflow) from capital expenditure and financial investments			(32.0)		(11.6)
Acquisitions and disposals					
Acquisition of subsidiary undertakings		-		(0.1)	
Deferred consideration for prior year acquisitions		(0.4)		(3.4)	
Disposal of businesses		32.8		(0.7)	
Net cash inflow/(outflow) from acquisitions and disposals			32.4		(4.2)
Equity dividends paid			-		(17.2)
Cash inflow before use of liquid resources and financing			23.9		15.9
Management of liquid resources			10.3		3.4
Financing					
Redemption of preference shares		(28.0)		-	
Increase in bank loans		274.2		26.5	
Repayment of bank loans		(270.5)		(49.6)	
Repurchase of exchangeable redeemable preference shares		-		(3.9)	
			(24.3)		(27.0)

Net increase/(decrease) in cash in the year	9.9	(7.7)

RECONCILIATION OF NET CASH FLOW TO MOVEMENT IN NET BORROWINGS

Net increase/(decrease) in cash in the year	9.9	(7.7)
Cash flow from (increase)/decrease in loans	(3.7)	23.1
Cash flow from (decrease) in deposits	(10.3)	(3.4)
Cash flow from repurchase of exchangeable redeemable preference shares	-	3.9
Change in net borrowings resulting from cash flows	(4.1)	15.9
Issue of exchangeable redeemable preference shares	-	(0.9)
Bank loans acquired with acquisitions	-	(0.5)
Bank loans reduced with disposals	-	0.2
Exchange movement	6.4	9.8
Movement in net borrowings during the period	2.3	24.5
Opening net borrowings	(251.6)	(276.1)
Closing net borrowings	(249.3)	(251.6)

CONSOLIDATED FREE CASH FLOW

	Note	2003 £m	2002 £m
Net cash inflow from operating activities	(a)	45.3	75.2
Net interest paid		(13.5)	(13.4)
Taxation		(6.0)	(10.8)
Cash earnings		25.8	51.0
Dividends paid		(2.3)	(19.3)
Post dividend cash flow		23.5	31.7
Capital expenditure		(34.3)	(35.0)
Proceeds on sale of tangible fixed assets		2.0	8.4
Free cash flow		(8.8)	5.1

(a) Reconciliation of operating cash inflow from operating activities	2003			2002		
	Continuing £m	Discontinued £m	Total £m	Continuing £m	Discontinued £m	Total £m
Operating (loss)	(32.8)	0.6	(32.2)	(34.2)	3.3	(30.9)
Depreciation	42.7	0.7	43.4	45.0	1.7	46.7
Amortisation of goodwill	7.1	0.4	7.5	6.9	0.8	7.7

Loss on sale of plant and machinery	0.6	-	0.6	0.4	-	0.4
Exceptional non-cash operating costs	15.2	-	15.2	17.2	-	17.2
(Increase)/ decrease in stocks	5.0	(1.7)	3.3	22.3	(4.7)	17.6
(Increase)/ decrease in debtors	11.5	1.8	13.3	4.9	(0.9)	4.0
Increase/ (decrease) in creditors	(15.6)	0.2	(15.4)	(4.4)	1.5	(2.9)
Increase/ (decrease) in provisions	9.7	(0.1)	9.6	15.5	(0.1)	15.4
Net cash inflow from operating activities	43.4	1.9	45.3	73.6	1.6	75.2

CONSOLIDATED STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

	2003 £m	2002 £m
Net (loss) attributable to shareholders	(77.0)	(59.4)
(Deficit) on write-off of revalued assets	(0.3)	-
Return on investments	0.3	(0.3)
Foreign currency translation	4.5	(13.2)
Total recognised (losses) relating to the year	(72.5)	(72.9)
FRS 19 prior year adjustment effected in 2002	-	(21.8)
Total recognised (losses) since last annual report	(72.5)	(94.7)

CONSOLIDATED RECONCILIATION OF MOVEMENT IN SHAREHOLDERS' FUNDS

	2003 £m	2002 £m
Net (loss) attributable to shareholders	(77.0)	(59.4)
(Deficit) on write-off of revalued assets	(0.3)	-
Return on investments	0.3	(0.3)
Goodwill written back to profit and loss account on disposals	11.8	4.8
Dividends	(1.2)	(2.1)
	(66.4)	(57.0)
Redemption of preference shares	(28.0)	-
Foreign currency translation	4.5	(13.2)
Net decrease to shareholders' funds	(89.9)	(70.2)
Opening shareholders' funds	340.1	410.3
Closing shareholders' funds	250.2	340.1

NOTES TO THE ACCOUNTS

1. SEGMENTAL INFORMATION

	Net Operating	Turnover	Operating

	Net Operating Assets		Turnover		Operating profit/(loss)	
	2003	2002	2003	2002 Restated	2003	2002 Restated
	£m	£m	£m	£m	£m	£m
Product Group						
Electrical Carbon	131.2	141.8	186.0	199.9	13.4	14.6
Magnetics	134.3	168.6	172.1	163.5	3.3	(4.3)
Engineered Carbon	59.1	94.8	78.4	74.6	6.2	2.5
Technical Ceramics	103.7	108.2	132.5	135.7	1.4	3.2
Insulating Ceramics	138.1	152.1	258.3	256.8	17.2	13.9
Continuing operations	566.4	665.5	827.3	830.5	41.5	29.9
Discontinued operations			22.3	49.8	1.1	4.2
Central assets	6.2	8.8				
	572.6	674.3	849.6	880.3	42.6	34.1
Operating exceptionals					(67.3)	(57.3)
Goodwill amortisation					(7.5)	(7.7)
Group operating (loss)					(32.2)	(30.9)

The central assets include land and buildings, prepayments and other creditors of the non operating and holding companies. The discontinued operations in 2003 are the Superconductors business, the six Coatings operations and the Graflon business.

The operating exceptionals of £67.3 million comprise, Electrical Carbon £18.0 million (2002: £6.9 million), Magnetics £19.8 million (2002: £7.8 million), Engineered Carbon £4.0 million (2002: £7.2 million), Technical Ceramics £10.3 million (2002: £5.2 million), Insulating Ceramics £10.3 million (2002: £17.9 million), and Holding Companies £4.9 million (2002: £12.3 million).

Goodwill comprises, Electrical Carbon £1.0 million (2002: £1.0 million), Magnetics £4.0 million (2002: £4.1 million), Engineered Carbon £0.5 million (2002: £0.6 million), Technical Ceramics £1.5 million (2002: £1.5 million) and Insulating Ceramics £0.5 million (2002: £0.5 million).

Geographical Area

The analysis shown below is based on the location of the contributing companies:

	Net Operating Assets		Turnover		Operating profit/(loss)	
	2003	2002	2003	2002 Restated	2003	2002 Restated
	£m	£m	£m	£m	£m	£m
United Kingdom						
Sales in the UK			37.3	40.2		
Sales overseas			43.1	41.6		
Total United Kingdom	93.3	98.1	80.4	81.8	1.1	1.6
Rest of Europe	218.5	241.8	327.3	300.2	20.1	10.4
The Americas	195.1	265.8	310.6	353.6	7.8	9.8
Far East and	55.2	55.4	95.8	83.5	10.1	6.4

Australasia						
Middle East and Africa	4.3	4.4	13.2	11.4	2.4	1.7
	566.4	665.5	827.3	830.5	41.5	29.9
Discontinued operations			22.3	49.8	1.1	4.2
Central assets	6.2	8.8				
	572.6	674.3	849.6	880.3	42.6	34.1
Operating exceptionals					(67.3)	(57.3)
Goodwill amortisation					(7.5)	(7.7)
Group operating (loss)					(32.2)	(30.9)

1. SEGMENTAL INFORMATION (continued)

	Turnover 2003 £m	Turnover 2002 Restated £m
The analysis shown below is based on the location of the customer:		
United Kingdom	54.3	53.2
Rest of Europe	316.4	293.7
The Americas	304.6	345.8
Far East and Australasia	132.1	120.0
Middle East and Africa	19.9	17.8
	827.3	830.5
Discontinued operations	22.3	49.8
	849.6	880.3

2.Operating Exceptionals

The Group has incurred and provided for the costs of restructuring, £60.8 million (2002: £45.0 million), and the costs of ongoing legal claims associated with the Department of Justice enquiry in the USA, and anti-trust investigations in Canada and Europe, £6.5 million (2002: £12.3 million).

3.Corporate Exceptional Items

The corporate exceptional items relating to the sale of businesses, £21.3 million (2002: £8.6 million), include disposals of the Superconductors business, the six Coatings operations and the Graflon business. The loss on partial disposal of businesses, £6.5 million (2002: £3.0 million), includes the disposal of small manufacturing facilities in Germany and the U.S. The goodwill written off as part of the business disposals is £24.2 million (2002: £3.5 milllion). Disposal of fixed assets, £2.3 million (2002: £3.4 million), relates to various property disposals.

4.Taxation (Credit)/Charge

	2003 £m	2002 £m
United Kingdom corporation tax:		
Corporation tax on (loss) for the period at 30% (2002: 30%)	(0.4)	6.1
Adjustment in respect of prior years	(4.5)	(1.9)

	(4.9)	4.2
Overseas current tax	3.1	2.7
Total current tax	(1.8)	6.9
Deferred tax		
United Kingdom	-	0.3
Overseas	(0.6)	(7.7)
Total deferred tax	(0.6)	(7.4)
Total taxation	(2.4)	(0.5)

Overseas tax includes a credit of £2.2 million (2002: £5.7 million credit) arising on total exceptional losses of £66.6 million (2002: losses of £58.5 million).
United Kingdom tax includes a tax credit of £2.2 million (2002: £1.2 million credit) arising on total exceptional losses of £30.8 million (2002: £13.8 million).

Factors affecting the tax (credit)/charge for the period:
The tax assessed for the period is higher than the standard rate of corporation tax in the UK.
The differences are explained below.

	2003 £m	2002 £m
(Loss) on ordinary activities before taxation	(78.0)	(58.7)
Taxation on (loss) on ordinary activities at standard rate of UK corporation tax of 30% (2002: 30%)	(23.4)	(17.6)
Difference comprises:		
Exceptional items not deductible for tax purposes	11.3	9.7
Goodwill amortisation not deductible for tax purposes	2.3	2.3
Overseas losses not utilised	10.8	4.0
Overseas rate differences	(1.0)	1.9
Effect of reversal of timing differences	0.6	7.4
Other, including adjustments in respect of prior years	(2.4)	(0.8)
Current tax (credit)/charge for the period	(1.8)	6.9

5.Dividends

	2003 £m	2002 £m
Preference dividends on non-equity shares	1.2	2.1

6.(Loss)/ Earnings per Ordinary share

a.Basic and underlying(loss)/ earnings per share

	2003 Before goodwill amortisation £m	2003 After goodwill amortisation £m	2002 Before goodwill amortisation £m	2002 After goodwill amortisation £m
(Loss) after tax and minority interest	(69.5)	(77.0)	(51.7)	(59.4)
Preference dividend	(1.2)	(1.2)	(2.1)	(2.1)
Basic (loss)	(70.7)	(78.2)	(53.8)	(61.5)
Adjusted by all post tax exceptional items	93.0	93.0	65.4	65.4
Underlying earnings	22.3	14.8	11.6	3.9

Weighted average number of Ordinary shares		232,018,129		231,990,704
Basic (loss) per share	(30.5p)	(33.7p)	(23.2p)	(26.5p)
Underlying earnings per share	9.6p	6.4p	5.0p	1.7p

The Directors have disclosed an underlying earnings per share as, in their opinion, this gives a better indication of the underlying performance of the Group and assists comparison with the results of earlier years.
(loss)

b.Diluted earnings	2003 £m	2002 £m
Basic (loss)	(78.2)	(61.5)
Preference dividend to be eliminated on conversion of preference shares	-	-
Diluted (loss)	(78.2)	(61.5)
Adjusted by all post tax exceptional items	93.0	65.4
Underlying diluted earnings	14.8	3.9
Weighted average number of Ordinary shares	232,018,129	231,990,704
Dilutive effect of share option schemes	1,677,339	2,718,929
	233,695,468	234,709,633
Diluted (loss) per share	(33.7p)	(26.5p)
Diluted underlying earnings per share	6.3p	1.7p

7. PENSION COSTS

The Group accounts for pension costs in accordance with SSAP 24: Accounting for Pension Costs or local best practice. Where local best practice is followed the resulting charge is not materially different from the charge which would arise under SSAP 24.

The transitional disclosures required by FRS 17: Post Retirement Benefits will be made in the financial statements. These show that had FRS 17 been fully adopted in the year, the liability provided for on the balance sheet as at 4 January 2004 would increase by £43.2 million (2002: £82.0 million).

The financial information contained in this preliminary statement does not amount to statutory accounts for the Company's financial years ended 4 January 2004 and 4 January 2003. It has been approved by the Board of Directors on 13 February 2004 and has been prepared on a consistent basis with the accounting policies set out in the Group's 2002 annual report and accounts. The financial information for 2002 is derived from the statutory accounts for the year ended 4 January 2003 which have been filed with the Registrar of Companies. The auditors have reported on the 2002 accounts; their report was unqualified and did not contain a statement under Section 237 (2) or (3) of the Companies Act 1985. The statutory accounts for 2003 will be finalised on the basis of the financial information presented by the directors in this preliminary statement and will be delivered to the Registrar of Companies following the Annual General Meeting of the Company in April 2004.

This preliminary statement will be dispatched to all registered holders of Ordinary shares and first and second Preference shares. Copies of this statement may be obtained from the Secretary at the Registered Office of the Company, Morgan House, Madeira Walk, Windsor, Berkshire, SL4 1EP.

END

Close

ISSUER	FILE NO.
The Morgan Crucible Company plc	82-3387

Company	Morgan Crucible Co PLC
TIDM	MGCR
Headline	Issue of Equity
Released	07:00 19 Feb 2004
Number	5941V

RNS Number:5941V
Morgan Crucible Co PLC
19 February 2004

NOT FOR RELEASE, DISTRIBUTION OR PUBLICATION IN WHOLE OR IN PART, DIRECTLY OR INDIRECTLY, IN OR INTO THE UNITED STATES OF AMERICA, AUSTRALIA, CANADA, JAPAN, THE REPUBLIC OF IRELAND OR THE REPUBLIC OF SOUTH AFRICA

THE MORGAN CRUCIBLE COMPANY PLC

19 February 2004

Launch of £54 million Rights Issue to fund a profit improvement programme aimed at cost savings and profit improvement opportunities of up to £50 million per annum by the end of 2006

The Rights Issue

- 1 for 4 rights issue to raise approximately £54 million (net of expenses)

- Issue price of 100 pence per share represents a discount of 24.8 per cent. to closing price on 18 February 2004

- Fully underwritten by Cazenove & Co. Ltd

Background to and Reasons for the Rights Issue

- Profit improvement plan announced September 2003 and initial projects commenced second half 2003

- Rights Issue to enable Morgan Crucible to achieve target cost savings and profit improvement opportunities of up to £50 million per annum by the end of 2006, at the top end of previously announced target range

- Estimated future cash cost of securing these improvements is up to £70 million

- Certainty of financing for profit improvement plan, reflecting a desire not to become reliant on the timing of the Group's disposal programme and a preference not to increase debt levels

Commenting, Warren Knowlton, Chief Executive Officer, said:

"We are already making good progress with the profit improvement plan that I outlined in September 2003. The rights issue announced today is to enable Morgan Crucible to deliver benefits at the top end of our previously announced target, at a pace that both minimises disruption to the business and breaks the cycle of permanent restructuring within the company.

I look forward to implementing initiatives to improve significantly the Group's performance and position Morgan Crucible to pursue selective growth

opportunities in our core businesses, delivering long-term value to our shareholders."

Enquiries

The Morgan Crucible Company plc Lars Kylberg, Chairman Warren Knowlton, Chief Executive Officer Nigel Young, Finance Director	Tel:	01753 837 000
Cazenove & Co. Ltd Julian Cazalet Robert Constant Shona Graham	Tel:	020 7588 2828
Media enquiries: Finsbury Group Rupert Younger Charlotte Hepburne-Scott	Tel:	020 7251 3801

Morgan Crucible will be holding a presentation to analysts and fund managers at Cazenove, 20 Moorgate, London EC2 which will start at 9.30 a.m. today. A prospectus will also be sent to shareholders today.

This summary should be read in conjunction with the full text of the following announcement.

Appendix I shows the expected timetable of principal events.

Appendix II to this announcement sets out definitions of terms used in this announcement.

This announcement shall not constitute or form any part of any offer or invitation to subscribe for, underwrite or otherwise acquire, or any solicitation of any offer to purchase or subscribe for, the Rights or the New Ordinary Shares (the "Securities"). Any purchase of, or application for, the Securities in the Rights Issue should only be made on the basis of information contained in the Prospectus and any supplement thereto.

The Securities have not been and will not be registered under the United States Securities Act of 1933, as amended, or under the laws of any State in the United States nor will they qualify for distribution under any of the relevant securities laws of the Excluded Territories nor has any Prospectus in relation to the New Ordinary Shares been lodged with or registered by the Australian Securities and Investments Commission. Accordingly, subject to certain exemptions, the Securities may not be offered, sold, delivered, renounced or transferred, directly or indirectly, in or into the United States or the Excluded Territories. There is no public offer of Securities in the United States or any Excluded Territory.

The Prospectus relating to the Rights Issue will be published today and a copy will be delivered to the Registrar of Companies in England and Wales for registration in accordance with section 83 of the FSMA. Copies of the Prospectus may be obtained from or inspected at the offices of Freshfields Bruckhaus Deringer, 65 Fleet Street, London EC4Y 1HS and the registered office of the Company.

This announcement has been issued by Morgan Crucible and is the sole responsibility of Morgan Crucible. It has been approved solely for the purposes of section 21 of the FSMA by Cazenove & Co. Ltd of 20 Moorgate, London EC2R 6DA.

Cazenove & Co. Ltd is acting as financial adviser, sponsor and broker to the Rights Issue and no-one else and will not be responsible to anyone other than Morgan Crucible for providing the protections afforded to clients of Cazenove & Co. Ltd nor for providing advice in connection with the Rights Issue or the contents of the Prospectus or this announcement or any other matter referred to

therein.

Prices and values of, and income from, shares may go down as well as up and an investor may not get back the amount invested. It should be noted that past performance is no guide to future performance. Persons needing advice should consult an independent financial adviser. Certain statements made in this announcement are forward-looking statements. Such statements are based on current expectations and, by their nature, are subject to a number of risks and uncertainties that could cause actual results and performance to differ materially from any expected future results or performance expressed or implied by the forward-looking statement. The information and opinions contained in this announcement are subject to change without notice and Morgan Crucible assumes no responsibility or obligation to update publicly or review any of the forward-looking statements contained herein.

NOT FOR RELEASE, DISTRIBUTION OR PUBLICATION IN WHOLE OR IN PART, DIRECTLY OR INDIRECTLY, IN OR INTO THE UNITED STATES OF AMERICA, AUSTRALIA, CANADA, JAPAN, THE REPUBLIC OF IRELAND OR THE REPUBLIC OF SOUTH AFRICA

THE MORGAN CRUCIBLE COMPANY PLC

19 February 2004

Launch of £54 million Rights Issue to fund a profit improvement programme aimed at cost savings and profit improvement opportunities of up to £50 million per annum by the end of 2006

Introduction

The Board of Morgan Crucible announces its intention to raise approximately £54 million (net of expenses) by means of a 1 for 4 rights issue at a price of 100 pence per New Ordinary Share, payable in full on acceptance.

The Board believes that the Group can achieve target cost savings and profit improvement opportunities of up to £50 million per annum by the end of 2006, an outcome which would be at the top of its previously announced target range. The estimated future cash cost of securing these improvements is up to £70 million. Whilst the Board considers these actions to be a key element to the future success and development of the business, it believes that the Company should not, in order to secure this programme, increase its level of debt further or rely on the proceeds of future disposals. As a result, the Board believes the appropriate funding should come from the issue of new equity.

The Board believes that, in addition to the profit improvement programme described above, there are volume and product mix opportunities in the business which help to mitigate the continuing negative effects of cost inflation and price pressure.

The Rights Issue has been fully underwritten by Cazenove which is acting as financial adviser, sponsor and broker to the Company.

The Issue Price of 100 pence per share represents a discount of 24.8 per cent. to the middle market closing price of 133 pence per Ordinary Share on 18 February 2004, the last business day before this announcement.

Information on Morgan Crucible

Morgan Crucible is a leading materials technology company specialising in carbon, ceramic and magnetic products which are used in a wide range of applications and end markets. It has approximately 13,000 employees with operations in 30 countries.

The Group's products use the electrical and mechanical properties of carbon and ceramics, the heat management properties of ceramics and the magnetic properties of metal alloys.

In the financial year 2003 (which ended on 4 January 2004), the Group made an operating profit before goodwill, amortisation and operating exceptional charges of £42.6 million on sales of £850 million. At the year end, it had net assets of £261 million and net debt of £249 million. The Group's preliminary statement of results for the financial year 2003 has also been released today.

Background to and reasons for the Rights Issue

Background

During the 1990s, Morgan Crucible grew rapidly, mainly through acquisitions. Turnover increased from £581 million in 1990 to over £1 billion in 2000. Over the same period, operating profit margins before goodwill, amortisation and exceptional charges averaged in excess of 11 per cent.

In 2001, due to a deteriorating economic background, demand for the Group's products weakened significantly. The slowdown began in the US and spread to Europe, the Group's two principal markets. By the end of 2001, the global recession in industrial markets had affected most areas of Morgan Crucible's business. The fall in demand over this period exposed some important competitive issues in the business, including a high cost base, a complex operating structure and inadequate integration of the acquisitions made over the previous decade.

In response, the Board announced in February 2002 a significant restructuring programme with a total cash spend of approximately £40 million. This was designed to generate an annual reduction of £30 million in the Group's overall cost base by the middle of 2004. This programme is on track and nearing completion.

Board and Management Changes

Warren Knowlton became Chief Executive of Morgan Crucible on 6 January 2003 with the remit to restructure the Group, restore profitability and improve cash generation. He joined the Company from Pilkington Plc, where, as President of the Building Products division, he restructured this business and increased operating profits significantly. Mr Knowlton was subsequently appointed President of Pilkington's Auto and Aerospace division, where he carried out another major rationalisation programme, laying the groundwork for significantly improved operating profits.

During 2003, two executive directors left the Board and Lars Kylberg, a non-executive Director, succeeded Dr Bruce Farmer as Chairman, reducing the overall size of the Board from ten to seven. In addition, the senior operational management has been rationalised and strengthened, in particular by the appointment of external candidates as the heads for both the Carbon and the Magnetics businesses.

Strategic Review

Upon joining the company, Mr. Knowlton initiated an intensive and detailed strategic review of the Group's activities at the Group and individual business unit levels. The review identified those specific business units and product lines where Morgan Crucible has strong market positions and upon which management focus and investment should be concentrated. The review also identified significant opportunities to reduce the cost base and simplify the operating structure.

The conclusions from this review were outlined at the interim results presentation in September and reiterated the priorities first announced at the preliminary results in March 2003:

- accelerate and extend the Group's restructuring
- reduce the complexity of the business and operations

• turn around under-performing businesses

• aggressively redirect resources to areas of advantage

• sell those businesses which fail to meet the required performance criteria.

The Group is now positioning itself around those Ceramics and Magnetics businesses which have the best opportunities for future growth, and the cash generative, but more mature, Carbon businesses.

The Profit Improvement Programme

During the second half of 2003, Morgan Crucible pressed forward with the initial projects that were identified in the strategic review and outlined at the interim results in September 2003. The majority of the benefits from these projects will be realised in 2004. The Board is determined to maintain the rapid pace of restructuring in order to realise its full benefits, minimise disruption to the business and break the cycle of "permanent restructuring".

The Board believes that the proceeds from the Rights Issue will enable Morgan Crucible to accelerate this restructuring and achieve target cost savings and profit improvement opportunities of up to £50 million per annum by the end of 2006. The estimated future cash costs of securing these improvements is up to £70 million, of which approximately £10 million is expected to be absorbed in the Company's ongoing capital expenditure of approximately £35 million to £40 million per annum. The remaining £60 million future cash cost is expected to be largely funded by the net proceeds of the Rights Issue, with the balance from internal resources.

The Board believes that this programme should reduce the operating cost base of the business, improve the Group's competitiveness and lay a strong foundation for the future of the business.

The target cost saving and profit improvement plans are focused primarily on Morgan Crucible's three largest businesses: Magnetics, Carbon and Thermal Ceramics, which accounted for approximately 70 per cent. of the Group's turnover in 2003. The plans fall into the following three categories:

Site rationalisation and other production efficiencies - up to £25 million benefits per annum by the end of 2006

Examples of projects in this category are:

• The closure of the Magnetics plants in Elizabethtown, Kentucky (US) and Pontian, Malaysia allowed the Group to withdraw from the highly competitive, low margin market for permanent magnets used in computer disc drives. Following the closure of the American plant, the North American market is now being supplied from existing plants in Europe and the Far East more cost efficiently.

• In the newly combined Carbon business, there are significant benefits to be gained from site rationalisations. These involve a reduction in the number of production sites, eliminating the duplication of technical and sales offices, and streamlining processes and services between complementary activities. Individual actions include the implementation of common computer systems and the introduction of regional administration centres, which should lead to improved customer focus and significant administrative savings.

• The Group has a number of initiatives to improve production efficiencies as part of a "lean manufacturing" programme. The Magnetics business, for example, has identified significant scope to improve profits through greater procurement effectiveness, increased automation and manufacturing process improvement, and through rescheduling factory activity, improving cycle times and reducing waste. Similar projects are being implemented in the Carbon, Thermal and Technical Ceramics businesses.

Headcount and general overhead reductions - up to £20 million benefits per annum by the end of 2006

Examples of projects in this category are:

• Both the Magnetics and Thermal Ceramics businesses have significant headcount reduction opportunities. These involve the reorganisation of the Thermal Ceramics' American operations and the European production facilities in both businesses.

• The closure of the Group's research centre in Stourport, England and the redeployment of key staff within certain individual businesses had the dual benefit of reducing headcount and overheads as well as increasing the commercial focus of research and development activities.

• Following a reassessment of the role of the corporate head office, a reduction in headcount in excess of 50 per cent. is included in the profit improvement programme.

Low cost production and targeted capacity expansions - up to £5 million benefits per annum by the end of 2006

Examples of projects in this category are:

• The Thermal Ceramics business has significant scope to improve efficiency in Europe and the United States and drive down costs through moving production to low cost areas. In addition, the increasing demand and favourable markets in certain regions, particularly in the Middle East and China, provide opportunities for targeted capacity expansion.

• The Magnetics and Carbon businesses also have opportunities to capitalise upon the growing demand from certain regional markets, in particular the Far East. Investment in local manufacturing will increase efficiency and competitiveness as well as providing a low cost source of product supply to Morgan Crucible's developed markets.

The Board believes that, in addition to the profit improvement programme described above, there are volume and product mix improvement opportunities in the business which help to mitigate the negative effects of cost inflation and the deflationary price pressure that has been a continuing feature of certain of Morgan Crucible's businesses.

Funding and Disposals

In early 2003, the Group signed a US$300 million syndicated loan with its banks of which US$240 million is available until March 2006, and issued US$105 million of private placement notes, with maturities of seven to ten years.

As at 4 January 2004, the Group had net debt of £249 million, balance sheet gearing of 96 per cent. and unutilised committed facilities of £22 million. The Board has considered various options to fund the profit improvement programme as quickly as possible. Taking account of the overall level of debt in the business, the Board believes that Morgan Crucible should not seek to increase its available debt facilities further.

During 2003, the Group disposed of a number of non-core activities and surplus properties raising approximately £35 million net. Morgan Crucible remains committed to dispose of any businesses that fail to meet the required performance criteria. However, the timing of such disposals is uncertain and the Board does not believe it can rely on them to fund the profit improvement programme at the required pace.

The Board remains committed to reducing the level of debt and maintaining an efficient balance sheet. The Board believes that the Rights Issue, together with the achievement of the cost savings and profit improvements identified, will meet the Group's overall objective of restoring profitability and improving cash

flow generation. Following the Rights Issue, future disposals can also be made from a position of greater financial strength.

Use of Proceeds

The Rights Issue is expected to raise approximately £54 million net of expenses. The Board believes that these proceeds will:

• enable management to complete the profit improvement programme as quickly as possible, which has an estimated future cash cost of up to £70 million;

• strengthen the capital base of the Group and provide greater financial flexibility; and

• in the short term, reduce net borrowings.

Current Trading and Prospects

The Group's geographic markets, taken overall, stabilised in 2003. The timing of a recovery remains uncertain: the Board expects demand for the Group's products in Europe and America to remain relatively steady in 2004. In Asia, the smallest of Morgan Crucible's three geographical markets, demand continues to grow strongly.

Current trading is in line with the Board's expectations. Morgan Crucible is not relying on a market up-turn to improve its future trading performance: instead, the Group intends to implement the profit improvement programme vigorously to drive future profitability and cashflow generation. As a result, the Board is confident in the financial and trading prospects of the Group for the current financial year.

Dividend Policy

Once Morgan Crucible is achieving a level of sustained profitability and cash generation, the Board will consider resuming the payment of dividends at a level which would then reflect the Group's financial performance and prospects.

Details of the Rights Issue

The Company proposes to raise approximately £54 million (net of expenses) by offering 58,019,093 New Ordinary Shares by way of rights to Qualifying Shareholders at 100 pence per share, payable in full on acceptance, on the basis of:

1 New Ordinary Share for every 4 Existing Ordinary Shares

held and registered in their name on the Record Date and so in proportion for any other number of Existing Ordinary Shares then held. Where necessary, entitlements to New Ordinary Shares have been rounded down to the nearest whole number of New Ordinary Shares. Fractions of New Ordinary Shares will not be allotted to Qualifying Shareholders and fractional entitlements will be aggregated and, if possible, sold in the market for the benefit of the Company. Accordingly, Morgan Crucible Shareholders with fewer than 4 Existing Ordinary Shares will not be entitled to any New Ordinary Shares.

The New Ordinary Shares will, when issued, rank pari passu in all respects with the Existing Ordinary Shares, including the right to receive all dividends and other distributions hereafter declared, made or paid.

The Rights Issue has been fully underwritten by Cazenove pursuant to the Underwriting Agreement in order to provide certainty as to the amount of capital to be raised.

Applications have been made to the UK Listing Authority and to the London Stock Exchange for the New Ordinary Shares, nil paid to be admitted to the Official

List and to trading on the London Stock Exchange. It is expected that Admission will become effective and that dealings will commence in the Nil Paid Rights by 8.00 a.m. on 20 February 2004.

The Rights Issue is conditional on:

(a) the Underwriting Agreement becoming unconditional in all respects and not having been terminated in accordance with its terms on or prior to Admission;

(b) Admission occurring at or before 8.00 a.m. on 20 February 2004 (or such later time and/or date as Cazenove and the Company may agree, not being later than 11 March 2004); and

(c) commencement of trading in the Nil Paid Rights becoming effective not later than 8.00 a.m. on 20 February 2004 (or such later time and/or date as Cazenove and the Company may agree, not being later than 11 March 2004).

The Rights Issue is expected to result in the issue of 58,019,093 New Ordinary Shares (representing approximately 20 per cent. of the issued share capital of Morgan Crucible, as enlarged by the Rights Issue).

Overseas Shareholders

New Ordinary Shares have been provisionally allotted to all Qualifying Shareholders, including Overseas Shareholders. However, Provisional Allotment Letters will not be sent to Qualifying Shareholders with registered addresses in the United States or the Excluded Territories. The Prospectus is being sent to such Overseas Shareholders for information only. If a Provisional Allotment Letter is received by any person in the United States or an Excluded Territory, such person should not seek to take up his rights thereunder.

Action to be taken

Qualifying non-CREST Shareholders (other than those with registered addresses in the United States or the Excluded Territories) have been sent Provisional Allotment Letters, showing the number of New Ordinary Shares provisionally allotted to them and containing instructions on acceptance and payment, renunciation, splitting and registration in respect of the New Ordinary Shares.

Qualifying CREST Shareholders have not been sent a Provisional Allotment Letter. Instead, Qualifying CREST Shareholders (other than those with registered addresses in the United States or the Excluded Territories) are expected to receive a credit to their appropriate stock accounts in CREST in respect of the Nil Paid Rights by 8.00 a.m. on 20 February 2004.

The latest time and date for acceptance and payment in full in respect of the Rights Issue is 11.00 a.m. on Friday, 12 March 2004.

For Qualifying non-CREST Shareholders, the New Ordinary Shares will be issued in certificated form and will be represented by definitive share certificates, which are expected to be dispatched on 19 March 2004 to the registered address of the persons entitled to them.

For Qualifying CREST Shareholders (other than those in the United States or an Excluded Territory), Capita IRG will instruct CRESTCo to credit the stock account of the Qualifying CREST Shareholder with their entitlements to New Ordinary Shares. It is expected that this will be done by 8.00 a.m. on 15 March 2004.

A Morgan Crucible Shareholder who has sold or otherwise transferred (other than ex-rights) all of his Existing Ordinary Shares held in certificated form before 20 February 2004 ("ex-rights date") should forward the Prospectus and the accompanying Provisional Allotment Letter, if any, to the purchaser or transferee or the stockbroker, bank or other agent through whom the sale of transfer is/was effected for onward transmission to the purchaser or transferee.

However, such documents should not be distributed, forwarded or transmitted in or into the United States or the Excluded Territories.

Further details of the Rights Issue, including the procedure for acceptance and payment and the procedure in respect of rights not taken up, are set out the Prospectus.

Directors' intentions

The Directors intend to take up in full their rights to subscribe for New Ordinary Shares in respect of their own beneficial holdings of Existing Ordinary Shares, which together amount to 660,425 Ordinary Shares.

Morgan Crucible will be holding a presentation to analysts and fund managers at Cazenove, 20 Moorgate, London EC2 which will start at 9.30 a.m. today. A prospectus will also be sent to shareholders today.

Appendix I shows the expected timetable of principal events.

Appendix II to this announcement sets out definitions of terms used in this announcement.

Appendix I

Expected Timetable of Principal Events

Record Date for entitlement under the Rights Issue	Close of business on Monday 16 February
Despatch of Provisional Allotment Letters ("PALs") (Qualifying non-CREST Shareholders only)	Thursday 19 February
Dealings in New Ordinary Shares, nil paid, commence on the London Stock Exchange	8 a.m. on Friday 20 February
Nil Paid Rights and Fully Paid Rights enabled in CREST	As soon as practicable after 8 a.m. on Friday 20 February
Latest time and date for acceptance, payment in full and registration of renunciation of Provisional Allotment Letters	11 a.m. on Friday 12 March
New Ordinary Shares credited to CREST stock accounts (uncertificated shareholders only)	8 a.m. on Monday 15 March
Despatch of definitive share certificates for the New Ordinary Shares in certificated form	By Friday 19 March

Appendix II

DEFINITIONS

The following principal definitions apply throughout this announcement unless the context requires otherwise:

"Admission"	the admission of the New Ordinary Shares, nil paid, to (i) the Official List and (ii) trading on the London Stock Exchange's market for listed securities becoming effective in accordance with, respectively, the Listing Rules and the Admission and Disclosure Standards
"Admission and Disclosure Standards"	the requirements contained in the publication "Admission and Disclosure Standards" dated May 2001 containing, amongst other things, the admission requirements to be observed by companies seeking admission to trading on the London Stock Exchange's

	market for listed securities
"business day"	a day (excluding Saturdays, Sundays and public holidays in England and Wales) on which banks generally are open for business in London
"Capita IRG"	Capita IRG Plc
"Cazenove"	Cazenove & Co. Ltd
"certificated" or "in certificated form"	a share or other security which is not in uncertificated form (that is, not in CREST)
"CREST"	the relevant system (as defined in the CREST Regulations) in respect of which CRESTCo is the Operator (as defined in the CREST Regulations)
"CRESTCo"	CRESTCo Limited, the operator of CREST
"CREST Regulations"	the Uncertificated Securities Regulations 2001 (SI 2001 No. 3755) (as amended)
"Directors" or "Board"	the Directors of Morgan Crucible or a duly authorised committee thereof
"Excluded Territories"	Australia, Canada, Japan, the Republic of Ireland and the Republic of South Africa
"Existing Ordinary Shares"	the ordinary shares of 25 pence each in the capital of the Company
•"FSMA"	the Financial Services and Markets Act 2000
•"Fully Paid Rights"	rights to acquire the New Ordinary Shares, fully paid
"Group" or "Morgan Crucible Group"	Morgan Crucible and its subsidiary undertakings
"Issue Price"	100 pence per New Ordinary Share
"London Stock Exchange"	London Stock Exchange plc
"Morgan Crucible" or "the Company"	The Morgan Crucible Company plc
"Morgan Crucible Shareholders"	holders of Existing Ordinary Shares or New Ordinary Shares
"New Ordinary Shares"	58,019,093 new ordinary shares of 25 pence each in the capital of the Company to be issued by the Company pursuant to the Rights Issue
"Nil Paid Rights"	the rights to acquire New Ordinary Shares, nil paid
"Official List"	the official list of the UK Listing Authority
"Ordinary Shares"	the Existing Ordinary Shares or the New Ordinary Shares, as the context requires
"Overseas Shareholders"	Qualifying Shareholders with registered addresses in or who are resident in, or citizens of, countries other than the United Kingdom
"Preliminary Results"	the preliminary results of the Group for the year to 4 January 2004
"Prospectus"	the prospectus issued by the Company in relation to the Rights Issue
"Provisional Allotment Letters"	the renounceable provisional allotment letters relating to the Rights Issue, sent to Qualifying non-CREST Shareholders other than certain Overseas Shareholders
"Qualifying Shareholders"	Morgan Crucible Shareholders on the register of members of the Company at the Record Date
"Qualifying CREST Shareholders"	Qualifying Shareholders whose Existing Ordinary Shares on the register of members of the Company at the Record Date are held in uncertificated form
"Qualifying non-CREST Shareholders"	Qualifying Shareholders whose Existing Ordinary Shares on the register of members of the Company at the Record Date are held in certificated form
"Record Date"	close of business on 16 February 2004
"Rights"	Nil Paid Rights and Fully Paid Rights

"Rights Issue"	the issue of the New Ordinary Shares to Qualifying Shareholders by way of rights on the terms and subject to the conditions set out in the Prospectus and the Provisional Allotment Letters
"Securities Act"	the United States Securities Act of 1933 (as amended)
"stock account"	an account within a member account in CREST to which a holding of a particular share or other security in CREST is admitted
"UK Listing Authority"	the Financial Services Authority in its capacity as competent authority under the Financial Services and Markets Act
"uncertificated" or "in uncertificated form"	an Ordinary Share recorded on the Company's register as being held in uncertificated form in CREST and title to which, by virtue of the CREST Regulations, may be transferred by means of CREST
"Underwriting Agreement"	the agreement dated 19 February 2004 between Morgan Crucible and Cazenove relating to the underwriting of the Rights Issue
"United Kingdom" or "UK"	the United Kingdom of Great Britain and Northern Ireland
"United States" or "US"	the United States of America, its territories and possessions, any State of the United States and the District of Columbia
"US$"	the lawful currency of the United States

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